SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series IX Notes issued on November 12, 2020 - due 2023.

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on February 12, 2021, will start the payment of the first installment of interest on Series IX Notes issued on November 12, 2020.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	February 12, 2021
Period comprised by the payment:	November 12, 2020 / February 12, 2021
Concept of payment:	Interests (100%).
Payment Currency:	USD (United States Dollar).
Capital Outstanding:	USD 80,676,505.00
Annual Nominal Interest:	10.00%
Interest paid:	2.5205479464
Amount of interest being paid:	USD 2,033,489.99

Interests will be paid to the people at whose name the Notes were registered as of February 11, 2021 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

February 5, 2021	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets